Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
And Members of National Consumer Cooperative Bank:
We consent to the incorporation by reference in Registration Statement No. 333-90457 dated December 21, 1999 and Registration Statement No. 333-17003 dated January 24, 1997 of National Consumer Cooperative Bank and subsidiaries (the Company) of our report dated March 31, 2010, relating to the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), comprehensive income (loss), changes in members’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009, which report appears in the December 31, 2009 annual report on Form 10-K of the Company.
McLean, Virginia
March 31, 2010